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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number:	3235-0058
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FORM 12b-25	SEC FILE NUMBER 001-14498

NOTIFICATION OF LATE FILING	CUSIP NUMBER 096227

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended: December 31, 2012
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Bluefly, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

42 West 39th Street, 9th Floor

Address of Principal Executive Office (Street and Number)

New York, NY 10018

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11- K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has determined that it requires additional capital to satisfy its working capital requirements; it is currently in active discussions regarding both bridge financing as well as evaluating strategic alternatives under the direction of a special committee consisting of independent members of the Bluefly, Inc. (the "Company") Board, together with the assistance of an independent financial advisor. The Company believes that any such transactions are likely to be substantially dilutive in share price to existing shareholders. The inability of the Company to consummate the transactions currently under discussion or an alternative transaction, could have a material adverse effect on the operations of the Company.

In light of the foregoing, the Company continues to review its financial statements and is unable to file its Annual Report on Form 10-K for the fiscal year ending December 31, 2012, without unreasonable effort or expense within the prescribed time period. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Company expects to make such filing not later than the fifteenth calendar date following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James Gallagher	(212)	944-8000
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We estimate (subject to final audit) our net loss for the year ended December 31, 2012 to be between $24 million and $25 million as compared to a net loss of $11.4 million for the fiscal year ended December 31, 2011. The increase in the 2012 net loss resulted primarily from operating losses including, but not limited to, the costs associated with the strategic change in our product mix and sales incentives, decreases in average order size, selling products at lower gross margin percentages, and, to a lesser extent, the non-cash effects of equity-linked instruments previously issued.

Bluefly, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	04/02/2013	By	/ s / James Gallagher
James Gallagher
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).